November 2, 2009

VIA EDGAR

Ms. Linda Cvrkel
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:          Network Communications, Inc.
Form 10-K for the fiscal year ended March 29, 2009 filed on June 19, 2009
File Number: 333-134701

Dear Ms. Cvrkel,

                This letter is in response to the letter, dated July 17, 2009 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. Gerard Parker, Senior Vice President, Chief Financial Officer and Director of Network Communications, Inc. (“NCI”, the “Company” and “we,” “us” or “our”), with respect to the above-referenced filing.

                For the convenience of the Commission staff, we have repeated each of your comments in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.

                The Company respectfully submits the following information in response to the Comment Letter.

Form 10-K for the fiscal year ended March 29, 2009

Online Complementary Services, page 9

1.
We note from your disclosure on page 9 that five of your online partners share in the revenue from enhanced listing revenue, directly proportionate to the leads traffic generated to the Company’s site from the partner site. In this regard, please tell us and clarify in your revenue recognition policy footnote to your financial statements your accounting associated with this arrangement.

Revenue from online sales is recognized ratably over the period that the online advertisements are maintained on our websites. To increase exposure and the volume of leads for our advertisers, we have made arrangements with certain online sites where leads are delivered from the online sites to our websites. Those online sites are compensated based on a formula that includes our total online revenue and the percentage of leads to total leads generated by each of the online sites. Revenue is not generated from the online sites but from third parties that advertise in our publications and websites to promote and market their services. The amount paid to those online sites is recorded as an operating expense in our statement of operations under the cost of sales line in the period in which the leads are delivered. During the fiscal year ended March 29, 2009 we made payments of $0.15 million to those online sites.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 33

2.
You state in your disclosure on page 33 that a change in the economic conditions or other circumstances influencing the estimate of future cash flows or fair value could result in future impairment charges of goodwill or intangible assets with indefinite lives. In this regard, considering the significance of your goodwill and intangible assets balance at March 29, 2009 and the recognition of impairment charges during fiscal 2009, we believe you should expand your critical accounting policy to provide additional qualitative and quantitative factors that convey to investors the current and ongoing risks related to the recoverability of goodwill as well the risks that additional charges may need to be recorded in the future periods. Specifically, provide a qualitative and quantitative sensitivity analysis underlying the assumptions that are more susceptible to change (e.g. as a result of continued economic decline, worsening of the real estate market, etc) and that could have a significant impact in the determination of the fair value of goodwill for each reporting unit. We believe it is important to provide investors with information to help them evaluate the current assumptions underlying your current impairment assessment to assess the likelihood of potential future impairments. See FR-72 for guidance.

Further, expand your MD&A to provide a transparent to provide a transparent discussion of the impact that changes to your assumptions will have in future operating results and liquidity.

Continued declines in the economy and more specifically, in the real estate market, may cause declines in our future revenues, operating profits, and cash flows and lead to an increase in our cost of capital that may adversely impact the fair value of goodwill. As a result, the Company may need to record future impairment charges related to its goodwill. The Company used in its analysis of March 29, 2009 a weighted average cost of capital of 13% for all reporting units. For the 10 year projection analysis, the Company used average compound annual revenue growth rates of 4%, 2% and 9% for the Resale and New Sales, Remodeling and Home Improvement, and Rental and Leasing reporting units, respectively. In the prior year analysis, the Company used 5%, 6% and 10% for the Resale and New sales, Remodeling and Home Improvement, and Rental and Leasing reporting units, respectively. The revenue growth rates were decreased as a result of the decline in the economy.

We will expand our MD&A in future filings to include the impact that changes in our assumptions will have on future operating results and liquidity as follows:

Continued declines in the economy and more specifically the real estate market which may result in further decreases in our future estimates for revenues, operating profits, cash flows and growth rates in addition to increases in cost of capital may adversely impact the fair value of goodwill. As a result, the Company may need to record impairment charges related to its goodwill in future periods. In our fiscal year 2009, the Company has adjusted the weighted average cost of capital to 13% compared to 10% in the prior fiscal year. In addition, the average compound revenue growth rates were adjusted from 5%, 6%, and 10% in fiscal year 2008 to 4%, 2% and 9% for the Resale and New Sales, Remodeling and Home Improvement, and Rental and Leasing reporting units, respectively.

Financial Statements

Consolidated Statements of Cash Flows, page 44

3.
Reference is made to the disclosures in Note 13 – Long Term Debt (page 63) with respect to the Senior Subordinated debt where interest is payable-in-kind and thus, unpaid accrued interest is added to the outstanding balance of the loan. Please note that although the unpaid interest may have been legally converted to principal, the guidance in paragraph 23(d) of SFAS 95 indicates that repayment to lenders which are, in substance, payments for interest should be classified as operating cash outflows in the period paid. Further, if treatment as an operating cash outflow is provided, we believe the caption in the consolidated statement of cash flows should be specific and transparent such as “Payment of Interest on PIK Notes” or “Redemption of PIK Notes in lieu of Interest” or some other similarly labeled caption. Please confirm that such treatment as an operating cash outflow will be applied in future filings, as applicable.

The Company has not made any cash payments of interest related to the Senior Subordinated debt (“PIK Note”) in any of the fiscal years 2009, 2008 and 2007. The Company will classify any payments of interest related to the PIK Note as cash outflows from operating activities under the caption “Payment of Interest on PIK Note” in future filings.

Note 2. Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, page 49

4.
We note from your disclosure that you performed as of March 29, 2009 an impairment assessment of your long-lived assets under SFAS 144 and as result you concluded that your long-lived assets were not impaired as of March 29, 2009. In light of your existing recurring net losses for all years presented in your financial statements, the continued downturn in the real estate market and the existence of those negative factors that caused the goodwill impairment write-off during the year ended March 29, 2009, please provide us with and expand your critical accounting policy in future filing to disclose the significant assumptions underlying your analysis used in determining the recoverability of your long-lived assets. As part of your response and revised disclosure you should address how the continued declines in your consolidated operating income during fiscal 2009 and current fair market value of your debt and worsening economic conditions were considered in your cash flow analysis which supports your conclusion that no impairment was necessary for the period ended March 29, 2009. You should also consider discussing the impact that a continued decline in economic conditions will have on your assumptions and to your future operating results and liquidity.

As part of the FAS 142 analysis for the impairment of goodwill, the Company performed an analysis including the assistance from a third party appraisal firm around the value of its plant, property and equipment and concluded that its fixed assets were not impaired as of March 29, 2009. Regarding the definite-lived intangible assets, the Company used the projections included in its FAS 142 analysis using the undiscounted cash flow approach as required by FAS 144 and concluded that its long-lived assets were not impaired as of March 29, 2009. The Company adjusted its average compound revenue growth rates from 5%, 6% and 10% in fiscal year 2008 to 4%, 2% and 9% in fiscal year 2009 for the Resale and New Sales, Remodeling and Home Improvement and Rental and Leasing, respectively. Continued declines in the economy and more specifically in the real estate market may result in further decreases in the Company’s revenues, operating profits and cash flows which may adversely impact the fair value of our long-lived assets. As a result, the Company will continue to monitor the value of its long-lived assets and will record any future impairment charges, if necessary.

5.
Furthermore, we note from your disclosure that in addition to the recoverability assessment of your long-lived assets, you routinely review the remaining estimated useful lives of your long-lived assets. In this regard, considering that you have lost a significant amount of revenue in fiscal year 2009 due to a reduction in the number of advertisers, as more fully described on page 24 and elsewhere in your MD&A, please tell us how you considered this reduction in the number of advertisers in assessing the remaining estimated useful lives of your advertiser lists intangible assets with estimated useful lives between 4 and 22 years, as disclosed on page 49. As part of your response, please breakout the total balance of $42,731,010 at March 29, 2009 by each different assigned estimated useful life, and fully explain any period-over-period revision made during your fiscal year ended March 29, 2009 to the respective remaining useful life category resulting from your routine review of estimated useful lives of your long-lived assets. We may have further comment upon receipt of your response.

At March 29, 2009, the Company performed an analysis to review the useful lives of its definite-lived intangible assets. Based on the cash flows included in that analysis, on an undiscounted basis, the Company concluded that the estimated remaining useful lives of the intangible assets were reasonable as of March 29, 2009. The Company amortizes its definite-lived intangible assets over the best estimate of their useful lives. The Company is not able to reliably determine the pattern in which the economic benefits of the intangible assets are used. Therefore, a straight line amortization method is used.  In addition, the Company’s advertiser lists totaled as of March 29, 2009 $43,731,010 in gross and $28,357,828 net of accumulated amortization. The table below summarizes the gross and net assets by useful life:

Weighted average useful life of intangible asset	Gross amount March 29, 2009 ($)	Accumulated amortization March 29, 2009 ($)	Net amount March 29, 2009 ($)
4 years	7,644,100	5,566,773	2,077,327
8 years	6,920,600	1,917,383	5,003,217
11 years	21,506,310	6,535,016	14,971,294
15 years	5,060,000	871,439	4,188,561
22 years	2,600,000	482,571	2,117,429
Total	43,731,010	15,373,182	28,357,828

The 15-year and 22-year intangible assets are associated primarily with acquisitions of businesses related to the Rental & Leasing reporting unit which experience lower attrition rates and are posting growth year over year and quarter over quarter.

Derivative Instruments, page 52

6.
It appears from your disclosure on page 52 that you entered into derivative arrangements during fiscal years 2009, 2008 and 2007. In this regard, please provide us with and revise the notes to your financial statements in future filings to include the disclosures outlined in paragraph 44 through 47 of SFAS No. 133 and paragraph 32 of SFAS No. 157, as applicable or tell us why you do not believe these disclosures are necessary.

Occasionally, the Company enters into foreign currency forward contracts whereby the Company agrees to sell on a certain date Canadian Dollars in exchange of US Dollars at a pre-determined foreign exchange rate. The Company has not elected to use hedge accounting to record these contracts. The Company executes the contract on the expiry date and the related gain or loss is recorded in its statement of operations under the selling, general and administrative expenses during the period the contract expires. The Company uses these contracts to minimize the foreign currency fluctuation risk resulting from activities of its subsidiary, Network Publications Canada, Inc (NCI-Canada). As of March 29, 2009, the Company had one forward contract of CAD $0.32 million that expired on July 1, 2009. In addition, the Company recorded US $0.02 million of gain related to foreign currency forward contracts executed during the fiscal year ended March 29, 2009 in its statement of operations for the year then ended under the selling, general and administrative expenses line.

The Company will revise its notes in future filings to include the above disclosures.

Note 13. Long-Term Debt

Senior Credit Facility, page 64

7.
We note from your disclosure that the proceeds from your new credit facility were used to repay all the amounts outstanding under the prior senior facility (dated as of November 30, 2005). In this regard, please disclose in future filings the amount, if any, of debt extinguishment gain or loss and associated expenses incurred, along with a description as to how these amounts were calculated or determined. Additionally, please disclose the line item in the statement of operations where these amounts are classified, if applicable.

In connection with the debt extinguishment of our prior term loan facility, we wrote off $3.7 million of debt issuance costs and recorded the amount in interest expense in the second quarter of fiscal year 2008. In addition, the Company capitalized $0.5 million of debt issuance costs in association with the new senior credit facility entered into on July 20, 2007. We will revise our notes in future filings to include the above disclosures.

In connection with our response to the Comment Letter, the Company hereby acknowledges that:
➢	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
➢	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
➢	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filing or in response to the staff’s comments on the Company’s filing.

 Please direct any questions, comments and advice of the Commission staff to the undersigned at 770-962-7220 ext 24234, Fax: 770-822-4338.

Respectfully,

Network Communications, Inc.

/s/ Gerard P. Parker
Senior Vice President and Chief Financial Officer